Exhibit 99.2

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars)

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	October 31, 2025 $	April 30, 2025 $
ASSETS
Current assets
Cash		16,508	10,665
Amounts receivable, net		3,118	4,115
Tax receivable		152	143
Inventory		531	2,095
Unbilled revenue		925	548
Prepaid expenses		504	1,188
		21,738	18,754
Restricted cash		128	126
Deposit on equipment		26	502
Property and equipment	5, 8	4,210	15,762
Intangible assets	6	—	1,067
Goodwill		—	8,230
Total assets		26,102	44,441
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12	3,432	5,283
Deferred revenue		913	1,090
Income taxes payable	2	425	475
Leases	8	421	1,850
Deferred acquisition payments		—	314
		5,191	9,012
Leases	8	3,206	11,553
Deferred income tax liability	2	—	250
Total liabilities		8,397	20,815
SHAREHOLDERS' EQUITY
Share capital	9	136,242	136,371
Contributed surplus	9	13,040	12,833
Accumulated other comprehensive loss		3,357	3,216
Accumulated deficit		(134,934)	(128,794)
		17,705	23,626
Total liabilities and shareholders’ equity		26,102	44,441

Nature of operations (Note 1)

Approved and authorized on behalf of the Board of Directors on December 12, 2025.

“Dirk Witters” Director “Jon Lieber” Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended October 31,		Six months ended October 31,
(in thousands, except share data)	Note	2025 $	2024 $	2025 $	2024 $
REVENUE		4,124	2,679	7,285	5,152
COST OF SALES		1,462	1,310	3,096	2,773
GROSS PROFIT		2,662	1,369	4,189	2,379
EXPENSES
Research and development		1,225	1,006	2,274	2,494
Sales and marketing		1,138	1,056	2,481	1,595
General and administrative		3,074	2,854	6,369	6,208
Amortization of intangible assets	6	—	507	—	1,010
		5,437	5,423	11,124	11,307
Loss before other income (expenses) and income taxes		(2,775)	(4,054)	(6,935)	(8,928)
OTHER INCOME (EXPENSES)
Accretion		—	(3)	—	(3)
Grant income	13	12	—	19	138
Interest and other income (expense)		35	(117)	40	(119)
Loss on disposal of Europe B.V.		(458)	—	(458)	—
Unrealized foreign exchange loss		(8)	(104)	(39)	(244)
		(419)	(224)	(438)	(228)
Loss before income taxes		(3,194)	(4,278)	(7,373)	(9,156)
Income taxes	2	(25)	731	66	1,397
NET LOSS FROM CONTINUING OPERATIONS		(3,219)	(3,547)	(7,307)	(7,759)
NET INCOME FROM DISCONTINUED OPERATIONS	2	24	994	1,153	1,207
NET LOSS FOR THE PERIOD		(3,195)	(2,553)	(6,154)	(6,552)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		71	170	141	689
COMPREHENSIVE LOSS FOR THE PERIOD		(3,124)	(2,383)	(6,013)	(5,863)
LOSS PER SHARE FROM CONTINUING OPERATIONS– BASIC AND DILUTED		(0.07)	(0.13)	(0.16)	(0.28)
INCOME PER SHARE FROM DISCONTINUED OPERATIONS– BASIC AND DILUTED		0.00	0.04	0.02	0.04
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		46,156,821	28,132,055	46,155,462	27,630,402

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, July 31, 2024	27,302,260	120,264	12,539	2,597	(102,559)	32,841
Shares issued pursuant to conversion of convertible debentures	1,397,320	1,033	—	—	—	1,033
Shares issued pursuant to ATM	1,588,539	1,016	—	—	—	1,016
Share-based expense	—	—	170	—	—	170
Comprehensive loss for the period	—	—	—	170	(2,553)	(2,383)
Balance, October 31, 2024	30,288,119	122,313	12,709	2,767	(105,112)	32,677

Balance, July 31, 2025	46,154,118	136,323	12,888	3,286	(131,753)	20,744
Shares issued pursuant to conversion RSU	3,194	—	—	—	—	—
Shares issued pursuant to ATM	—	(77)	—	—	—	(77)
Share-based expense	—	—	152	—	—	152
Sale of Europe B.V.	—	(4)	—	—	14	10
Comprehensive loss for the period	—	—	—	71	(3,195)	(3,124)
Balance, October 31, 2025	46,157,312	136,242	13,040	3,357	(134,934)	17,705

(in thousands, except share data)	Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2024	26,944,500	119,773	12,387	2,078	(98,560)	35,678
Shares issued pursuant to conversion of convertible debentures	1,397,320	1,033	—	—	—	1,033
Shares issued pursuant to ATM	1,946,299	1,507	—	—	—	1,507
Share-based expense	—	—	322	—	—	322
Comprehensive loss for the period	—	—	—	689	(6,552)	(5,863)
Balance, October 31, 2024	30,288,119	122,313	12,709	2,767	(105,112)	32,677

Balance, April 30, 2025	46,154,118	136,371	12,833	3,216	(128,794)	23,626
Shares issued pursuant to conversion of convertible debentures	3,194	—	—	—	—	—
Shares issued pursuant to ATM	—	(126)	—	—	—	(126)
Share-based expense	—	—	207	—	—	207
Sale of Europe B.V.	—	(3)	—	—	14	11
Comprehensive loss for the period	—	—	—	141	(6,154)	(6,013)
Balance, October 31, 2025	46,157,312	136,242	13,040	3,357	(134,934)	17,705

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	2025 $	2024 $
Operating activities:
Net loss for the period		(6,154)	(6,552)
Items not affecting cash:
Amortization and depreciation	5, 6, 14	1,149	2,810
Deferred income taxes		12	(975)
Accretion		—	5
Foreign exchange		(49)	(16)
Gain on investment		—	266
Loss on sale of Europe B.V.	2	458	—
Share-based expense	9, 10,11	207	322
		(4,377)	(4,140)
Changes in non-cash working capital related to operations:
Amounts receivable		(1,877)	(259)
Inventory		(91)	172
Unbilled revenue		(1,009)	(639)
Prepaid expenses		(143)	(220)
Accounts payable and accrued liabilities	11	(796)	1,019
Sales and income taxes payable and receivable		782	(352)
Deferred revenue		428	352
Net cash used in operating activities		(7,083)	(4,067)
Investing activities:
Purchases of property and equipment	5	(356)	(328)
Deferred acquisition payments	6	(312)	—
Net cash used in investing activities		(668)	(328)
Financing activities:
Proceeds on share issuance, net of transaction costs (ATM fees)	9	(125)	1,507
Repayment of leases	8	(424)	(801)
Proceeds on debenture issuance, net of transaction costs	7	—	4,059
Proceeds on sale of Europe B.V.	2	14,255	—
Net cash provided by financing activities		13,706	4,765
Increase in cash during the period		5,955	370
Foreign exchange		(110)	(294)
Cash – beginning of the period		10,791	3,545
Cash – end of the period		16,636	3,621
Cash is comprised of:
Cash		16,508	3,534
Restricted cash		128	87
		16,636	3,621
Cash paid for interest		—	—
Cash paid for income tax		—	—
Cash from discontinued operations:
Net cash used in operating activities		777	1,587
Net cash used in investing activities		(100)	(253)
Net cash used in financing activities		(359)	(638)

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

1.
NATURE OF OPERATIONS

MindWalk Holdings Corp. (the "Company" or “MindWalk”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the Nasdaq Capital Market (“Nasdaq”) under the trading ticker symbol “HYFT.” The Company changed its corporate name from ImmunoPrecise Antibodies Ltd. to MindWalk Holdings Corp. on September 3, 2025. The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is 3204 - 4464 Markham Street, Victoria, BC, V8Z 7X8.

Going concern basis

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred operating losses since its inception, including $3.2 million and $6.2 million for the three and six months ended October 31, 2025 respectively, and has accumulated a deficit of $134.9 million as of October 31, 2025. The Company had $16.5 million cash on hand as of October 31, 2025. The Company expects its cash on hand as of October 31, 2025, will be sufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued.

2.
BASIS OF PRESENTATION
(a)
Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited annual consolidated financial statements ("annual consolidated financial statements") of the Company for the year ended April 30, 2025 which are available on SEDAR at www.sedarplus.ca and with the SEC at www.sec.gov/searchfilings.

Certain items have been reclassified in the prior year financial statements to conform to the presentation and classification used in the current year and for discontinued operations. These reclassifications had no effect on the Company's consolidated operating results, financial position or cash flows.

These condensed interim consolidated financial statements were approved by the Company's Board of Directors on December 12, 2025.

b)
Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

c)
Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries, using their historical names, which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - October 31, 2025	% Equity Interest - April 30, 2025	Country of Incorporation	Functional Currency
MindWalk Biologics	100%	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	100%	USA	U.S. dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	100%	USA	U.S. dollar
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA	U.S. dollar
Talem Therapeutics LLC ("Talem")	100%	100%	USA	U.S. dollar
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	0%	100%	Netherlands	Euro
MindWalk B.V.	100%	100%	Belgium	Euro
Idea Family B.V.	100%	100%	Belgium	Euro
BioKey B.V.	100%	100%	Belgium	Euro
BioClue B.V.	100%	100%	Belgium	Euro

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

d)
Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

e)
Discontinued Operations

The following table summarizes the major classes of line items included in income from discontinued operations, net of tax, as a result of the divestiture of IPA Europe and reclassification to discontinued operations:

		Three months ended October 31,		Six months ended October 31,
(in thousands, except share data)	2025 $	2024 $	2025 $	2024 $
REVENUE	141	3,446	4,621	6,236
COST OF SALES	84	1,378	2,060	2,822
GROSS PROFIT	56	2,068	2,560	3,414
EXPENSES
Research and development	5	150	120	303
Sales and marketing	4	181	121	360
General and administrative	30	419	808	1,228
Amortization of intangible assets	—	105	109	209
	39	855	1,158	2,100
Income before other income (expenses) and income taxes	18	1,213	1,403	1,314
OTHER INCOME (EXPENSES)
Accretion	—	(2)	—	(2)
Grant income	—	22	6	30
Interest, accretion and other income	—	3	—	3
Unrealized foreign exchange gain (loss)	2	(15)	1	(21)
	2	8	7	10
Income before income taxes	19	1,221	1,409	1,324
Income taxes	4	(227)	(256)	(117)
NET INCOME FROM DISCONTINUED OPERATIONS	24	994	1,154	1,207

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

The following table summarizes the major classes of line items included in the statement of financial position as a result of the divestiture of IPA Europe and reclassification to discontinued operations:

(in thousands)
ASSETS
Current assets
Cash	643
Amounts receivable, net	3,071
Inventory	1,665
Unbilled revenue	646
Prepaid expense	817

Deposit on equipment	486
Property and equipment	11,388
Intangible assets	1,067
Goodwill	8,289
Total assets	28,072
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,047
Deferred revenue	723
Income taxes payable	1,030
Leases	9,429

Total liabilities	12,229

Net assets included in discontinued operations	15,843
Total liabilities and shareholders’ equity

3.
ADOPTION OF NEW ACCOUNTING STANDARDS

Standards not yet adopted

IFRS 18

The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The Company is currently evaluating the impact of this standard to the financial statements.

These amendments are effective for reporting periods beginning on or after January 1, 2027.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2025.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

5.
PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2024	229	21	15,144	165	307	5,143	31	21,040
Additions	12	22	210	207	20	812	79	1,362
Disposals	—	—	—	(99)	—	—	—	(99)
Foreign exchange	40	2	820	18	9	300	—	1,189
Balance, April 30, 2025	281	45	16,174	291	336	6,255	110	23,492
Additions	43	—	—	—	—	547	26	616
Discontinued operations	(127)	(38)	(12,733)	—	(147)	(4,350)	—	(17,395)
Disposals	—	—	—	(32)	—	—	—	(32)
Foreign exchange	(3)	1	92	8	1	(223)	—	(124)
Balance, October 31, 2025	194	8	3,533	267	190	2,229	136	6,557

Accumulated Depreciation:
Balance, April 30, 2024	146	6	1,831	112	102	2,147	—	4,344
Depreciation	66	8	1,922	67	65	788	—	2,916
Disposals	—	—	—	(99)	—	—	—	(99)
Foreign exchange	11	—	158	7	3	390	—	569
Balance, April 30, 2025	223	14	3,911	87	170	3,325	—	7,730
Discontinued operations	(116)	(14)	(3,262)	—	(67)	(2,548)	—	(6,007)
Depreciation	29	5	166	27	33	572	—	832
Disposals	—	—	—	(32)	—	—	—	(32)
Foreign exchange	(5)	(2)	13	1	(7)	(176)	—	(176)
Balance, October 31, 2025	131	3	828	83	129	1,173	—	2,347

Net Book Value:
April 30, 2025	58	31	12,263	204	166	2,930	110	15,762
October 31, 2025	63	5	2,705	184	61	1,056	136	4,210

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

6.
INTANGIBLE ASSETS

Changes in the value of the intangible assets during the six months ended October 31, 2025 and the year ended April 30, 2025 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $
Cost:
Balance, April 30, 2024	33	30,718	7,926	136	38,813
Impairments and disposals	—	(21,184)	(163)	—	(21,347)
Foreign exchange	—	1,435	560	10	2,005
Balance, April 30, 2025	33	10,969	8,323	146	19,471
Discontinued operations	—	(4,327)	(8,080)	(146)	(12,553)
Foreign exchange	—	210	8	—	218
Balance, October 31, 2025	33	6,852	251	—	7,136

Accumulated Amortization:
Balance, April 30, 2024	33	7,366	7,722	136	15,257
Amortization	—	1,895	53	—	1,948
Foreign exchange	—	641	548	10	1,199
Balance, April 30, 2025	33	9,902	8,323	146	18,404
Amortization	—	—	—	—	—
Discontinued operations	—	(3,260)	(8,080)	(146)	(11,486)
Foreign exchange	—	210	8	—	218
Balance, October 31, 2025	33	6,852	251	—	7,136

Net Book Value:
April 30, 2025	—	1,067	—	—	1,067
October 31, 2025	—	—	—	—	—

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

7.
CONVERTIBLE DEBENTURES

On July 16, 2024 YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), entered into a securities purchase agreement under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures (the “Convertible Debentures”) in two tranches and at a purchase price of 95% of the aggregate principal amount.

The Convertible Debentures were convertible into common shares of the Company (the “Common Shares”). The sale and issue of the first tranche consists of U.S.$2.0 million principal amount of Convertible Debentures and was completed on July 16, 2024, with a maturity date of July 16, 2025. The sale and issue of the second tranche consisted of an U.S.$1.0 million principal amount of Convertible Debentures and was completed on August 16, 2024.

In connection with the offering, the Company and Yorkville entered into a customary registration rights agreement pursuant to which the Company agreed to provide certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

During the year ended April 30, 2025, the Company completed the complete conversions of both tranches.

8.
LEASES

The Company has leases for lab and office space and automobiles. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2025 (remainder)	321
2026	639
2027	632
2028	632
2029	583
More than 5 years	1,780
Total minimum lease payments	4,587
Less: imputed interest	(960)
Total present value of minimum lease payments	3,627
Less: Current portion	(421)
Non-current portion	3,206

Total cash outflow for leases during the six months ended October 31, 2025 and October 31, 2024 was $0.4 million and $0.7 million respectively.

The nature of the Company’s leases by type of right-of-use asset as at October 31, 2025 is as follows:

Right-of-use asset type	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	3	3.2 - 8.2 years	6.1 years	1	—	3	3
Lab equipment	2	4.3 - 4.3 years	4.4 years	—	2	2	2
Automobiles	4	1.2 - 4 years	3.2 years	—	—	4	4

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

Right-of-use assets

The changes in the value of right-of-use assets during the six months ended October 31, 2025 and the year ended April 30, 2025 are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2024	15,144	165	—	15,309
Additions	210	207	578	995
Disposals	—	(99)	—	(99)
Foreign exchange	820	18	—	838
Balance, April 30, 2025	16,174	291	578	17,043
Additions	—	—	161	161
Reclassified Europe B.V. sale	(12,733)	—	—	(12,733)
Reclassified to fixed assets	—	—	(336)	(336)
Disposals	—	(32)	—	(32)
Foreign exchange	92	8	—	100
Balance, October 31, 2025	3,533	267	403	4,203

Accumulated Depreciation:
Balance, April 30, 2024	1,831	112	—	1,943
Depreciation	1,922	67	13	2,002
Disposals	—	(99)	—	(99)
Foreign exchange	158	7	—	165
Balance, April 30, 2025	3,911	87	13	4,011
Reclassified Europe B.V. sale	(3,262)	—	—	(3,262)
Depreciation	166	27	41	234
Disposals	—	(32)	—	(32)
Foreign exchange	13	1	—	14
Balance, October 31, 2025	828	83	54	965

Net Book Value:
April 30, 2025	12,263	204	565	13,032
October 31, 2025	2,705	184	349	3,238

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the six months ended October 31, 2025 and 2024 are as follows:

(in thousands)	2025 $	2024 $
Leases of low value assets	12	7
Variable lease payments	241	281
	253	288

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

9.
SHARE CAPITAL
a)
Authorized:

Unlimited common shares without par value.

b)
Share capital transactions:

2024 Transactions

During the year ended April 30, 2024, the Company issued 1,265,000 common shares in an underwritten public offering, including 165,000 common shares issued pursuant to the full exercise by the underwriter of its over-allotment option. The public offering price for each common share, before the underwriter's discount and commissions, was U.S.$1.00.

During the year ended April 30, 2024, the Company established an at-the-market equity offering facility with Clear Street LLC ("ATM Facility"), replacing its previous at-the-market equity offering facility with Jefferies LLC, which was terminated on February 1, 2024. An Open Market Sales Agreement ("ATM Agreement") was entered into with Clear Street LLC, as sole sales agent ("Agent") on February 23, 2024. The Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company. On February 23, 2024, in connection with the ATM Facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to U.S.$60.0 million. On July 29, 2024, the Company filed an amendment to the prospectus supplement to reduce the aggregate gross sales price of Common Shares under the Clear Street ATM Facility to U.S.$8.8 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the U.S. Securities Act, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all other cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the ATM Facility. During the year ended April 30, 2024, 629,240 common shares were sold under the ATM with proceeds net of commissions of $1.8 million.

2025 Transactions

During the year ended April 30, 2025, the Company issued 13,315,850 Common Shares under the ATM Facility with proceeds net of commissions of $12.2 million.

During the year ended April 30, 2025, the Company issued 5,893,768 common shares with a value of U.S.$3.0 million pursuant to the conversion of U.S.$3.0 million principal balance of convertible debentures.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

c)
Options

The following table summarizes stock option awards during the six months ended October 31, 2025 and the year ended April 30, 2024, including the grant date fair value determined using the Black-Scholes option pricing model:

				Black-Scholes Option Pricing Model Inputs
Grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
8/3/2024	799,767	0.86	Officers and employees	0.86	0%	77%	3.68%	10 years	$0.7 million

(1)
Vesting conditions are as follows: one-fourth one year from hire date; one thirty-sixth each month after hire date.
(2)
Priced in U.S. dollars

Expected volatility of options granted is based on the historical volatility of the company from January 1, 2019 to the option grant date.

During the six months ended October 31, 2025 and 2024, the Company has recorded $0.2 million and $0.3 million of share-based expense, respectively.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

The changes in the stock options for the six months ended October 31, 2025 and the year ended April 30, 2025 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2024 (outstanding)	1,521,367	5.90	4.28
Granted	799,767	1.20	—
Expired	(159,021)	3.80	—
Forfeited	(234,188)	1.10	—
Balance, April 30, 2025 (outstanding)	1,927,925	5.69	4.45
Granted	—	—	—
Expired	(263,558)	7.65	—
Forfeited	—	—	—
Balance, October 31, 2025 (outstanding)	1,664,367	5.32	4.51
Unvested	(483,882)	1.29	9.03
Exercisable, October 31, 2025	1,180,485	6.98	2.87

Details of the options outstanding as of October 31, 2025 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
January 6, 2026	20.30	0.18	134,000	-	134,000
January 2, 2026	6.89	0.17	5,650	-	5,650
January 7, 2027	7.94	1.19	235,000	-	235,000
January 13, 2027	8.30	1.20	16,000	-	16,000
May 15, 2027	5.79	1.54	64,000	-	64,000
February 19, 2027(2)	5.72	1.30	7,265	-	7,265
February 19, 2028(2)	5.72	2.30	471,452	-	471,452
January 19, 2034(3)	2.07	3.22	60,000	14,444	45,556
January 4, 2033(4)	2.05	7.18	8,000	2,667	5,333
January 23, 2033(4)	2.05	7.24	8,000	2,667	5,333
March 1, 2033(4)	2.05	7.34	8,000	3,000	5,000
April 2, 2033(4)	2.05	7.42	4,000	1,583	2,417
May 8, 2033(4)	2.05	7.52	4,000	1,667	2,333
June 11, 2033(4)	2.05	7.62	8,000	3,500	4,500
August 8, 2033(4)	2.05	7.78	4,000	1,917	2,083
November 13, 2033(4)	2.05	8.04	8,000	4,333	3,667
January 1, 2034(4)	2.05	8.18	12,000	7,000	5,000
February 1, 2034(4)	2.05	8.26	4,000	2,417	1,583
February 19, 2034(4)	2.05	8.31	8,000	4,833	3,167
August 2, 2034(4)	1.20	8.76	595,000	433,854	161,146
	5.32	4.51	1,664,367	483,882	1,180,485

(1)
Exercise price of US $4.10. The figure in the table above is translated at the October 31, 2025 rate.
(2)
Exercise price of US $1.48. The figure in the table above is translated at the October 31, 2025 rate.
(3)
Exercise price of US $1.47. The figure in the table above is translated at the October 31, 2025 rate.
(4)
Exercise price of US $0.86. The figure in the table above is translated at the October 31, 2025 rate.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

d)
Finder’s Warrants

There were no changes in the finder's warrants during the six months ended October 31, 2025 or the year ended April 30, 2025. Details of the finder’s warrants outstanding as of October 31, 2025 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2024	130,111	22.77	2.77
Issued	56,650	1.37	4.61
Balance, April 30, 2025	186,761	16.44	2.62
Balance, October 31, 2025	186,761	16.76	1.12

Details of the finder's warrants outstanding as at October 31, 2025.

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	23.45	0.26	130,111
December 8, 2028(2)	1.40	3.11	56,650

(1)
Exercise price of US $16.81. The figure in the table above is translated at the October 31, 2025 rate.
(2)
Exercise price of US $1.00. The figure in the table above is translated at the October 31, 2025 rate.

e)
Restricted Stock Units

The following table summarizes the activity related to the Company's RSUs for the year ended April 30, 2025. For purposes of this table, vested RSUs represent the shares for which the service condition had been fulfilled as of October 31, 2025:

	Number of Restricted Stock Units #	Weighted average grant date fair value $
Balance, April 30, 2024	—	—
Granted	46,000	0.42
Balance, April 30, 2025	46,000	0.42
Granted	1,209,335	2.59
Exercised	(3,194)	0.42
Balance, October 31, 2025 (outstanding)	1,252,141	2.51
Unvested	(1,246,011)	2.52
Vested and outstanding, October 31, 2025	6,130	2.09

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

10.
EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the three and six months ended October 31, 2025 and 2024 are detailed below:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
Wages, salaries	2,037	1,835	3,901	3,799
Employee benefits	238	284	496	476
Payroll taxes	85	54	183	112
Severance	—	—	—	—
Share-based expense	153	176	208	322
	2,513	2,349	4,788	4,709

11.
RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; R. Scott Areglado, CFO; Joseph Scheffler, former Interim CFO; Kristin Taylor, former CFO; Thomas Lynch, CBO; Dr. Ilse Roodink, former Chief Scientific Officer. During the six months ended October 31, 2025, and 2024, the compensation for key management is as follows:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
Salaries and other short-term benefits	1,453	918	3,562	1,531
Severance (included in salaries)	—	—	—	—
Share-based expense	155	163	191	279
Director compensation (included in salaries)	58	84	112	168
	1,666	1,165	3,865	1,978

As of October 31, 2025 and April 30, 2025, included in accounts payable and accrued liabilities is $0.1 million and nil, respectively due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

12.
COMMITMENTS

The share purchase agreement related to the acquisition of MindWalk BV includes contingent earnout payments based on 20% of the adjusted EBITDA of MindWalk BV, as defined in the share purchase agreement, over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned.

As of October 31, 2025, the Company has not incurred any related earnout payments and the unpaid commitment related to the MindWalk BV earnout is €12.0 million.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

13.
GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. During the six months ended October 31, 2025, the Company recorded nil in grant income related to this funding.

14.
SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

As of October 31, 2025 and April 30, 2025, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic regions for the three and six months ended October 31, 2025 and 2024 as follows:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
United States of America	2,400	2,200	4,849	4,539
Europe	900	34	1,419	160
Canada	48	59	223	59
Australia	226	370	244	370
Other	550	16	550	24
	4,124	2,679	7,285	5,152

The Company’s revenues are allocated according to revenue types for the three and six months ended October 31, 2025 and 2024 as follows:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
Project revenue	4,058	2,613	7,184	5,050
Product sales revenue	—	4	1	6
Cryostorage revenue	66	62	100	96
	4,124	2,679	7,285	5,152

The Company’s non-current assets are allocated to geographic regions as of October 31, 2025 and April 30, 2025 as follows:

	October 31, 2025 $	April 30, 2025 $
North America - Corporate	86	80
North America	4,024	4,167
Belgium	254	268
Netherlands	—	21,172
	4,364	25,687

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

Geographic segmentation of the Company’s net loss for the three and six months ended October 31, 2025 and 2024 is as follows:

	Three months ended October 31,		Six months ended October 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
North America - Corporate	13,378	(1,910)	10,568	(4,497)
North America	1,572	280	1,879	154
Belgium	(1,717)	(1,094)	(3,498)	(2,698)
Netherlands	(16,428)	171	(15,103)	489
	(3,195)	(2,553)	(6,154)	(6,552)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three and six months ended October 31, 2025 and 2024 is as follows:

	Three months ended October 31,		Six months ended October 31,
Interest and accretion (in thousands)	2025 $	2024 $	2025 $	2024 $
North America - Corporate	—	39	—	44
North America	57	55	116	112
Belgium	—	—	—	4
Netherlands	—	(3)	—	(3)
	57	91	116	157

	Three months ended October 31,		Six months ended October 31,
Amortization and depreciation (in thousands)	2025 $	2024 $	2025 $	2024 $
North America - Corporate	1	1	2	3
North America	186	165	367	333
Belgium	20	528	39	1,050
Netherlands	2	—	2	—
	209	694	410	1,386

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

15.
SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	October 31, 2025 $	October 31, 2024 $
Acquisition of building, vehicle and equipment by lease	161	141

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2025 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Europe B.V. Sale $	Foreign exchange movements and change in estimates $	October 31, 2025 $
Deferred acquisition payments	314	(312)	—	—	—	(2)	—
Leases	13,403	(424)	161	—	(9,429)	(84)	3,627
Total	13,717	(736)	161	—	(9,429)	(86)	3,627

			Non-cash changes
(in thousands)	April 30, 2024 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	October 31, 2024 $
Deferred acquisition payments	284	—	—	—	5	9	298
Debentures	—	—	4,059	(1,033)	—	67	3,093
Leases	13,680	(801)	141	—	—	310	13,330
Total	13,964	(801)	4,200	(1,033)	5	386	16,721

MINDWALK HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended October 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

16.
SUBSEQUENT EVENTS

On November 7, 2025, the Company established an at-the-market equity offering facility ("Jones ATM Facility") with JonesTrading Institutional Services, LLC ("Jones"). The Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company. On November 7, 2025, in connection with the Jones ATM Facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to US$30.0 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the U.S. Securities Act, as amended, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all others cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the Jones ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the Jones ATM Facility. As of December 12, 2025, 533,969 common shares were sold under the ATM with net proceeds of $0.9 million.